UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Magic Empire Global Limited (the “Company” or “MEGL”) held its extraordinary meeting of the holders of Class B ordinary shares of no par value each (“Class B Meeting”), and extraordinary meeting of the shareholders of the Company (the “EGM”) at 10:00 a.m, Hong Kong time on July 22, 2026, at the Company’s office at Suite 5A, 15/F, Sino Plaza, 255-257 Gloucester Road, Hong Kong. The final voting results for each matter submitted to a vote of shareholders at the meetings are as follows:

Class B Meeting

Class B Proposal

By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes (the “Variation of Class B Ordinary Shares Rights”); and each Class A ordinary share of no par value each of the Company (the “Class A Ordinary Shares”) shall continue to confer upon a member the right to one (1) vote and the non-voting ordinary shares of no par value each of the Company (the “Non-voting Ordinary Shares”) shall continue to confer no voting right to the holders thereof.

For(1)	Against(1)	Abstain(1)
1,000,000	0	0

EGM

Proposal 1

By a resolution of members that the authorized shares of the Company be and is hereby increased from a maximum of 600,000,000 shares of no par value each divided into (i) 280,000,000 Class A Ordinary Shares of no par value each; (ii) 20,000,000 Class B Ordinary Shares of no par value each and (iii) 300,000,000 Non-voting Ordinary Shares of no par value each to a maximum of 5,000,000,000 shares of no par value each divided into (i) 2,333,333,333 Class A Ordinary Shares of no par value each; (ii) 166,666,667 Class B Ordinary Shares of no par value each and (iii) 2,500,000,000 Non-voting Ordinary Shares of no par value each by the creation of an aggregate of 4,400,000,000 shares of no par value each consisting of 2,053,333,333 Class A Ordinary Shares, 146,666,667 Class B Ordinary Shares and 2,200,000,000 Non-voting Ordinary Shares (the “Increase of Authorised Shares”).

For(1)	Against(1)	Abstain(1)
21,698,298	40,665	3

Proposal 2

By a resolution of members that the rights of the Class B Ordinary Shares be varied such that each Class B Ordinary Share shall confer upon a member the right to one hundred (100) votes; and each Class A Ordinary Share shall continue to confer upon a member the right to one (1) vote and the Non-voting Ordinary Shares shall continue to confer no voting right to the holders thereof.

For(1)	Against(1)	Abstain(1)
21,649,157	89,289	520

2

Proposal 3

By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares and the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) above, the fourth amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as set forth in Appendix A be and hereby is approved and adopted, in substitution for, and to the exclusion of, the existing third amended and restated memorandum and articles of association of the Company.

For(1)	Against(1)	Abstain(1)
21,649,009	89,282	675

Proposal 4

By a resolution of members that, subject to and conditional upon the approval for the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights (including approval by holders of Class B Ordinary Shares) and the adoption of the Amended M&A above, any one or more of the directors (the “Directors”) and officers of the Company be and is hereby authorized to do all such acts and things and execute and deliver all such documents, which are ancillary to the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing resolutions; the registered agent of the Company be instructed to make all necessary filings with the Registrar of Corporate Affairs in the British Virgin Islands in connection with the Increase of Authorised Shares, the Variation of Class B Ordinary Shares Rights and the adoption of the Amended M&A, and the passing of the foregoing resolutions of members; and (if necessary) the Company’s transfer agent be instructed to update the shareholder lists of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

For(1)	Against(1)	Abstain(1)
21,657,873	81,066	27

Proposal 5

By a resolution of members that,

(i)	one or more consolidations of the Company’s issued and unissued Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares, each of no par value (each a “Share Consolidation”, collectively, the “Share Consolidations”) at a ratio and from an effective date that may be determined by the Board in its absolute discretion within two (2) years after the date of passing of these resolutions of members with such consolidated Class A Ordinary Shares, Class B Ordinary Shares and Non-voting Ordinary Shares being subject to the rights and obligations as set out in the then effective memorandum and articles of association of the Company be and is hereby approved and authorized, provided that the accumulative consolidation ratio for all such share consolidation(s) shall be no greater than 2,000-for-1 (the “Range”);

(ii)	any fractional shares resulting from the Share Consolidation(s) be rounded up to the nearest whole share; and

(iii)	the Board be authorized to do all such acts and things and execute all such documents, including under seal where applicable, as the Board considers necessary or desirable to give effect to the Share Consolidation(s) and the transactions contemplated thereby, including fixing the exact ratio within the Range and the exact effective date of the Share Consolidation(s) and instructing the registered agent and/or the transfer agent of the Company (as the case may be) to complete the necessary corporate records and filings to reflect the Share Consolidation(s).

For(1)	Against(1)	Abstain(1)
21,657,392	81,031	544

Proposal 6

By a resolution of members that the chairman of the EGM be and hereby is authorized to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the EGM, there are not sufficient votes to approve Proposal One to Proposal Five above.

For(1)	Against(1)	Abstain(1)
21,647,763	90,672	531

(1) Number of ordinary shares rounded to the nearest whole figure, due to certain shareholder holding fractional shares.

3

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: July 27, 2026	By:	/s/ Shufen Huang
Shufen Huang
Chief Executive Officer

4